Exhibit 12.1

	For the Nine Months Ended	For the Years Ended December 31,
	September 30, 2015	2014	2013	2012	2011	2010
	(dollars in thousands)	(dollars in thousands)
Net income (loss) before income taxes
and noncontrolling interest(1)	(211,958)	(836,954)	3,737,911	1,771,812	402,372	1,299,769
Add: Fixed charges (interest expense)(2)	817,797	1,338,019	1,533,008	1,560,941	1,362,721	1,163,332
Earnings as adjusted	605,839	501,065	5,270,919	3,332,753	1,765,093	2,463,101
Fixed charges (interest expense) +
preferred stock dividend	871,773	1,409,987	1,604,976	1,600,471	1,379,575	1,181,365
Ratio of earnings to combined fixed
charges and preferred stock dividends	0.69	0.36	3.28	2.08	1.28	2.08
Ratio of earnings to fixed charges	0.74	0.37	3.44	2.14	1.30	2.12

(1)	Includes unrealized gains (losses) on financial instruments and/or derivatives.
(2)	Fixed charges include realized gains (losses) on interest rate swaps.